Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement, dated March 31, 2009, entitled “Ultrapar announces the closing of Texaco’s acquisition.”

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ Nº 33.256.439/0001-39

MARKET ANNOUNCEMENT

ULTRAPAR ANNOUNCES THE CLOSING OF TEXACO’S ACQUISITION

São Paulo, March 31st, 2009 – Further to the Material Notice released on August 14th, 2008, Ultrapar Participações S.A. (“Ultrapar”) hereby announces that it closed today, through its subsidiary Sociedade Brasileira de Participações Ltda. (“SBP”), the acquisition of 100% of the shares of Chevron Brasil Ltda. (“CBL”) and Sociedade Anônima de Óleo Galena Signal (“Galena”), subsidiaries of Chevron that hold the Texaco-branded fuels marketing business in Brazil (“Texaco”). Prior to the closing, Chevron’s lubricant and oil exploration activities in Brazil were spun-off from CBL and Galena to other Chevron’s legal entities.

SBP disbursed on this date R$ 1,106 million, in addition to the US$ 38 million deposit made to Chevron in August 2008. The terms of the acquisition do not include the assumption of Texaco’s net debt. Working capital adjustments or any net debt that might exist on this date will be verified within 60 days, and will be settled with Chevron thereafter.

Texaco’s acquisition is part of Ultrapar’s strategy to increase its operational scale in the fuels marketing business and expand its operations to the Mid-West, Northeast and North regions of Brazil. In 2008 Texaco sold 7 million cubic meters of diesel, gasoline, ethanol and natural gas for vehicles, which represented approximately an 8% market share in Brazil. The combination with Texaco will create a nationwide fuels marketing business, with a network of more than five thousand service stations and approximately 22% market share, enhancing its positioning to grow and strengthening its competitiveness through the larger operational scale. The addition of Texaco should allow, for example, improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and products development expenses, and gains of scale in administrative functions. Additionally, Texaco’s acquisition leads to the Ultrapar’s geographical expansion in the sector, allowing the company to reach regions with consumption growth above the national average, and brings new commercial opportunities arising from the national coverage. Through these elements, Ultrapar aims to generate profitability in the combined business at least at the current levels of Ipiranga.

The acquisition of Texaco is a relevant investment for Ultrapar, according to Article 247 of the Brazilian Corporate Law and will be submitted to deliberation on the extraordinary general meeting, under the terms of the Article 256 of the Brazilian Corporate Law. Considering that only from the present date Ultrapar has the necessary information to start preparing the appraisal of the equity at market value of the acquired companies, as required by item II (b) of Article 256, at this moment it is not possible to define whether shareholders who eventually dissent from the decisions taken at the extraordinary general meeting to approve the acquisition will have or not withdrawal right. Ultrapar will inform its shareholders and the market in due course about the extraordinary general meeting and the applicability or not of withdrawal right. In the event the acquisition entitles withdrawal right, dissenting shareholders who can exercise this right are the shareholders who own common shares issued by Ultrapar without interruption since the last day prior to the release of the Material Notice, or August, 13th 2008, including this date.

Additional information about Texaco acquisition is available at Ultrapar’s website (www.ultra.com.br).

André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 1, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name:	André Covre
Title:	Chief Financial and Investor Relations Officer

(Market Announcement)